UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

Annual Report Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

☒	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2016
Or

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from to

Commission file number 000-54863

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Eaton Puerto Rico Retirement Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Eaton Corporation plc
Eaton House
30 Pembroke Road
Dublin 4, Ireland
D04 Y0C2

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

EATON PUERTO RICO RETIREMENT SAVINGS PLAN

Date: June 20, 2017	By:	Eaton Pension Administration Committee

	By:	/s/ K. D. Semelsberger
K. D. Semelsberger
Senior Vice President and Controller
Eaton Corporation

EATON PUERTO RICO RETIREMENT SAVINGS PLAN

FINANCIAL STATEMENTS
WITH
REPORT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM

December 31, 2016

INDEX

Page

Report of Independent Registered Public Accounting Firm

Financial Statements:

Statement of Net Assets Available for Benefits	2

Statement of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4 - 8

Supplemental Schedule:

Schedule of Assets Held for Investment Purposes at End of Year	9

Consent of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Pension Administration Committee and the Pension Investment Committee - Eaton

We have audited the accompanying Statements of Net Assets Available for Benefits of the Eaton Puerto Rico Retirement Savings Plan (“Plan”) as of December 31, 2016 and 2015, and the related Statements of Changes in Net Assets Available for Benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016 and 2015, and the changes in net assets available for benefits of the Plan for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The supplemental Schedule of Assets Held for Investment Purposes at End of Year as of December 31, 2016 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with Department of Labor’s (DOL) Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Meaden & Moore, Ltd.

Cleveland, Ohio
June 20, 2017

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

Eaton Puerto Rico Retirement Savings Plan

	December 31
	2016	2015
ASSETS
Receivable - Employer contributions	$ -	$35,286
Receivable - Employee contributions	32,731	75,126

Total Receivables	32,731	110,412

Investments at Fair Value:
Vanguard Retirement Savings Trust II	28,754,233	25,561,186
Eaton Shares Fund	7,114,155	7,143,561
Vanguard Institutional Index Plus	5,439,110	5,080,242
Vanguard Balanced Index Fund	2,389,689	2,546,016
Vanguard Developed Markets Index Adm	981,823	988,370

Total Investments	44,679,010	41,319,375

Net Assets Available for Benefits	$44,711,741	$41,429,787

See accompanying notes.

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Eaton Puerto Rico Retirement Savings Plan

	Year Ended December 31
	2016	2015
Additions to Net Assets Attributed to:
Contributions:
Employer	$341,904	$1,308,270
Employee	2,980,518	3,117,834
Rollover	4,029	-

	3,326,451	4,426,104

Interest and dividend income	1,044,944	985,628
Net unrealized/realized appreciation (depreciation)	2,569,258	(1,967,240)

Total Additions	6,940,653	3,444,492

Deductions from Net Assets Attributed to:
Benefits paid to participants	3,658,699	3,295,330

Net Increase	3,281,954	149,162

Net Assets Available for Benefits:
Beginning of Year	41,429,787	41,280,625

End of Year	$44,711,741	$41,429,787

See accompanying notes.

NOTES TO FINANCIAL STATEMENTS

Eaton Puerto Rico Retirement Savings Plan

1     Description of Plan

The following description of the Eaton Puerto Rico Retirement Savings Plan ("Plan") provides only general information. Participants should refer to the Plan document and summary plan description, which are available from the Human Resources Department upon request, for a complete description of the Plan's provisions.

General:

Effective the close of business on December 31, 2010, Cutler-Hammer Electrical Company ("Company" and "Plan Sponsor") established the Eaton Puerto Rico Retirement Savings Plan. The Company is a subsidiary of Eaton Corporation plc ("Eaton"). The Plan is intended to be qualified only under Sections 1081.01(a) and (d) of the Puerto Rico Internal Revenue Code of 2011, as amended (the "PRIRC"). The Plan was amended and restated April 1, 2013. The Plan was further amended on December 17, 2015 and December 14, 2016. Banco Popular de Puerto Rico is the trustee of the Plan.

Eligibility for Participation:

The Plan provides that all full-time employees rendering service in Puerto Rico with an employing company (including the Company and Eaton), but not covered under a collective bargaining agreement, are eligible to participate in the Plan immediately upon employment.

Contributions:

Employee Contributions - Employees may elect to make before-tax contributions to the Plan up to a maximum of 30% of their compensation. Newly hired employees are automatically enrolled in the Plan at a rate of 6% of eligible compensation.

Employer Contributions (Matching) - The Company has agreed to make a voluntarily matching contribution of 50% of the employee contributions not to exceed 3% of the total compensation of the employee. The matching contribution was suspended effective with the first pay date occurring on or after March 1, 2016. The matching contribution was reinstated effective January 1, 2017.

Employer Contributions (Retirement) - Beginning April 1, 2013, the Plan provides that certain members shall be eligible for non-elective 4% Eaton Retirement Contributions, not to exceed 4% of their Eaton retirement compensation.

Contributions are subject to limitations on annual additions and other limitations imposed by Section 1081.01(d) of the PRIRC, as amended from time to time, as defined in the Plan document.

Participants' Accounts:

Each participant's account is credited with the participant's contributions and allocations of employer contributions, Plan earnings and transaction costs. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account. On termination of service, a participant is eligible to receive a lump-sum amount equal to the vested value of his or her account.

1     Description of Plan, Continued

Employer Contribution Eligibility and Vesting:

All participants are 100% vested in their contributions plus actual earnings thereon. Vesting in the employer contributions portion of a participant's account plus actual earnings thereon is based on years of continuous service. Participants are 100% vested after three years of service, attainment of age 65, or upon the death of the participant. Effective January 1, 2017, eligibility for current year employer contributions (matching) are subject to year-end eligibility requirements, as defined by the Plan.

Hardship Withdrawals:

Hardship withdrawals are permitted in accordance with PRIRC guidelines.

Investment Options:

Contributions may be invested in any of the fund options available under the Plan.

2    Summary of Significant Accounting Policies

Basis of Accounting:

The financial statements of the Plan are prepared under the accrual method of accounting.

Investment Valuation and Income Recognition:

Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan year. The Vanguard Retirement Savings Trust II Fund invests primarily in investment contracts issued by insurance companies, banks or other financial institutions, including investment contracts backed by high-quality fixed income securities. Participant transactions (purchases and sales) occur daily with no restrictions.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Administrative Fees:

Substantially all administrative, management fees and other expenses of the Plan are paid by the Company. Certain transaction costs are paid by the participants.

2     Summary of Significant Accounting Policies, Continued

Plan Termination:

The Company may amend, modify, suspend or terminate the Plan, provided that no assets held by the Plan or income thereon received for the purposes of the Plan shall be used for, or diverted to, purposes other than for the exclusive benefit of participating employees or their beneficiaries.

Risks and Uncertainties:

The Plan's investments include investments in mutual funds and a collective fund holding investment contracts with varying degrees of risk, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the Statement of Net Assets Available for Benefits.

Subsequent Events:

Management evaluates events occurring subsequent to the date of the financial statements in determining the accounting for and disclosure of transactions and events that affect the financial statements.

Subsequent events have been evaluated through the report date, which is the date the financial statements were available to be issued.

Reclassifications:

Certain prior year amounts have been reclassified to conform with the current year's presentation.

3     Tax Status

On September 15, 2015, the Puerto Rico Department of the Treasury stated that the Plan, as then designed, met the requirements of Section 1081.01 of the PRIRC and the Regulations thereunder, and that the related trust was exempt from income taxes. The Plan has been amended; however, the Plan Administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the PRIRC. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken uncertain tax positions that more-likely-than-not would not be sustained upon examination by applicable taxing authorities. The Plan Administrator has analyzed tax positions taken by the Plan and has concluded that, as of December 31, 2016, there are no uncertain tax positions taken, or expected to be taken, that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions. However, currently no audits for any tax periods are in progress.

4     Party-in-Interest Transactions

Party-in-interest transactions include the investment in the ordinary shares of Eaton and the payment of administrative expenses by the Company. Such transactions are exempt from being prohibited transactions.

During 2016 and 2015, the Eaton Shares Fund received $283,832 and $258,406, respectively, in ordinary share dividends from Eaton, which were a return of capital.

5     Fair Value Measurements

In accordance with ASC 820, the Plan has categorized the financial instruments, based on the degree of subjectivity inherent in the valuation technique, into a fair value hierarchy of three levels, as follows:

•	Level 1 - inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

•
Level 2 - inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

•	Level 3 - inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2016 and 2015.

Registered investment companies (mutual funds) and Company stock funds: Valued at the net asset value ("NAV") of shares held by the Plan at year-end.

Stable value funds/Common collective trust: Valued at the net unit value of units held by the trust at year-end. The unit value is determined by the total value of fund assets divided by the total number of units of the fund owned.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level on a recurring basis, within the fair value hierarchy, the Plan's investments at fair value as of December 31, 2016. There are no investments which fall under Level 3 of the hierarchy.

	Level 1 Fair Value	Level 2 Fair Value	Total

Registered investment companies	$8,810,622	$ -	$8,810,622
Stable value funds/Common collective trusts	-	28,754,233	28,754,233
Company stock funds	-	7,114,155	7,114,155

Total investments at fair value	$8,810,622	$35,868,388	$44,679,010

5     Fair Value Measurements, Continued

The following table sets forth by level on a recurring basis, within the fair value hierarchy, the Plan's investments at fair value as of December 31, 2015. There are no investments which fall under Level 3 of the hierarchy.

	Level 1 Fair Value	Level 2 Fair Value	Total

Registered investment companies	$ 8,614,628	$ -	$ 8,614,628
Stable value funds/Common collective trusts	-	25,561,186	25,561,186
Company stock funds	-	7,143,561	7,143,561

Total investments at fair value	$ 8,614,628	$ 32,704,747	$ 41,319,375

6     Recent Accounting Pronouncements

In May 2015, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update (ASU) No. 2015-07, Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent). ASU 2015-07 removes the requirement to include investments in the fair value hierarchy for which fair value is measured using the net asset value per share practical expedient under Accounting Standards Codification No. 820. ASU 2015-07 is effective for the Plan retrospectively for the year ending December 31, 2016 with early adoption permitted. The Plan adopted and Plan management has determined there is no impact from this pronouncement to its financial statements or disclosures.

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR
Form 5500, Schedule H, Part IV, Line 4i

Eaton Puerto Rico Retirement Savings Plan

EIN 98-0474648
Plan Number 002

December 31, 2016

	(b)	(c)
	Identity of Issue,	Description of Investment Including		(e)
	Borrower, Lessor,	Maturity Date, Rate of Interest,	(d)	Current
(a)	or Similar Party	Collateral, Par or Maturity Value	Cost	Value

	Vanguard Retirement Savings Trust II	Stable Value Funds/Common Collective Trusts	N/A	$ 28,754,233
*	Eaton Shares Fund	Separate Accounts	N/A	7,114,155
	Vanguard Institutional Index Plus	Mutual Funds	N/A	5,439,110
	Vanguard Balanced Index Fund	Mutual Funds	N/A	2,389,689
	Vanguard Developed Markets Index Adm	Mutual Funds	N/A	981,823

				$ 44,679,010
*	Party-in-interest to the Plan.